SYS 1996 ANNUAL REPORT

Chairman's Letter

To: SYS Shareholders

    Fiscal Year 1996 marked your Company's thirtieth anniversary. This year has also been a year of growth and opportunity. The Company's reports to the Securities and Exchange Commission are current and OTC/Bulletin Board trading of SYS stock is available (symbol: "SYYS").
    Revenues in Fiscal Year 1996 were $5,942,000 as compared to $4,751,000 in Fiscal Year 1995; an increase of 25%. The FY 1996 net income was $128,000 versus a net loss of $221,000 for FY 1995. This results in FY 1996 earnings of $0.04 per share versus a loss of $0.08 per share in FY 1995.
    During the year we were successful in growing our current business areas over 25% and in winning the new Naval Architecture and Marine Engineering (NAME) multi-year program. This program, out of the Company's Oxnard office, has a total potential value of $12,500,000 over the base year and four option years. Management is continuing to search for new opportunities to expand our current business into new fields with new customers. The Company continues to keep tight controls on costs which has made SYS more competitive.
    A letter to you about a year ago discussed goals to expand our current business areas to include new commercial and industrial services and products. It also introduced to you a vision for SYS to become an "umbrella" for an integrated group of profitable business operations able to share and manage its resources so as to increase earnings per share. Our objective is to find and develop satisfied customers in government, industry and commerce where we can be competitive, grow and provide earnings for the shareholders.
    A primary objective of the Company is to enable its stock to be traded on NASDAQ. We plan to accomplish this through the continuous growth of current operations as well as through the acquisition of new commercial and industrial business in new markets with new products and services.
    In October 1996, Mr. Paul I. Anderson became a Director of SYS. Mr.
Anderson brings to the Company, and hence to its shareholders, many years of practical experience in commercial product companies, both here in the U.S. and abroad. His help and guidance will contribute much to the Company's growth.
    Management believes that all of the key elements to success are available, and you are invited to share in their enthusiasm as your Company begins a new era of accomplishment and expansion. We will inform you of our progress through future quarterly reports.

                                       /s/ Lawrence L.  Kavanau

                                       Lawrence L. Kavanau
                                       Chairman and Chief Executive Officer

(Page 2 is titled: U.S. Navy Special Commendation. It contains three photographs of Replenishing System Prototype in use, which are captioned as follows:

Replenishing Aegis Cruisers at sea with replacement missiles has been impossible until now. SYS personnel worked with Navy engineers to design and construct a
prototype loading system.     Missiles are received at sea from replenishment
ships horizontally. The prototype loading arm lifts and turns the missile canister vertical, positions it precisely over the missile hatch, and lowers it into position for storage and firing.

                                  SYS UNREP PROJECT
                 At Sea Guided Missile Replenishing System Prototype
                                        *****



OPERATIONS REVIEW

SYS PROVIDES MANAGEMENT and technical services in systems planning, management and analysis, systems engineering, naval architecture, marine engineering, ordnance engineering, logistics analysis and engineering, operations analysis, design development, reliability engineering and analysis, hazardous materials reduction studies, computer systems analysis, office automation, information management systems and related support services. The Company also provides hardware integration and fabrication management, particularly in marine and shipboard equipment.


                                PRODUCTS AND SERVICES

The Company's skilled and experienced professional personnel perform activities in the broad spectrum of aerospace, naval, and industrial operations environments. In providing its services in high technology and complex systems areas, it forms interdisciplinary teams from many different technical and management fields. These teams are capable of responding to customer requirements which cover a wide variety of systems, products, and services. The Company performs as both a Prime Contractor and a Subcontractor, not only as a producer and procurer, but also as a provider of support services to both Government and industrial technical and management teams.

                                      MARKETING
    Business is solicited directly through constant liaison with potential clients (primarily U.S. Government) and is obtained through competitive contract awards which are made on the basis of both its technical and management qualifications and its proposed prices. The Company is active both as a Prime Contractor, with large and small companies as its Subcontractors, and as a Subcontractor in the Small Business Plans of large contractors. All SYS locations engage in marketing activities. Each manager has as part of his objectives the booking of new orders. Technical capability is provided by both the Field and Corporate Offices.

           BUSINESS DEVELOPMENT DURING THE FISCAL YEAR ENDED JUNE 30, 1996

Although the DoD has continued its downsizing program, sales at SYS grew steadily during 1996. SYS has maintained stringent controls on expenses which has allowed the billing rates to decline. The lower billing rates have made SYS more competitive and were certainly a factor in its winning bid for the Naval Architecture and Marine Engineering contract.

                                      DISCUSSION

    Company revenues for Fiscal Year 1996 increased approximately 25% over the previous fiscal year. This was due to increased sales on Oxnard and Washington Operations' contracts.

    The UNDERWAY REPLENISHMENT (UNREP) PROGRAM was extended into the second of three option years on September 1, 1995. UNREP provides in-service engineering support to U.S. Navy fleet replenishment ships. Revenues exceeded expectations due to an unanticipated research and development project to design and build a full size ship mock-up of a missile rearming system. An Aegis Cruiser Vertical Launch Test System was fitted with a full scale mock-up capable of demonstrating the rearming and strike down system feasibility for replenishing the Navy Standard Missile and the shipboard Tomahawk missile system while underway at sea. This project, along with increased shipboard technical assistance, accounted for a better than expected 1996 and provides the basis for continued business confidence in the 1997.

    THE MANAGEMENT, PLANNING AND ANALYSIS (MPA) PROGRAM had its first of four option years exercised on February 1, 1996. This program supports the U.S. Navy's Port Hueneme Division, Naval Surface Warfare Center. This $16,000,000 contract accounted for over fifty percent of the Company's revenues in this past year and the contract ceiling was increased $1,000,000 in the base year to accommodate the workload demand. The Statement of Work provides a broad and flexible scope of work which allows a wide range of tasking. SYS has developed work competencies in such areas as Management Consulting, Information Services, Human Resource Services, Combat Systems Engineering and Facilities Engineering. The MPA program has received customer recognition for its high standards of excellence and professionalism. Continued growth of this Program area is anticipated.

    The Company became the successful competitor for the NAVAL ARCHITECTURE AND MARINE ENGINEERING (NAME) PROGRAM when it was awarded the new multiple-year prime contract on April 22, 1996. This contract was issued by the U.S. Navy's Port Hueneme Division, Naval Surface Warfare Center and will run into the year 2001. This cost-plus-fixed-fee contract consists of a base year and four (4) option years with a total potential value over the five years of $12,500,000. SYS will provide a wide range of Combat Systems Engineering and weapons capabilities developed in support of SHIP SELF DEFENSE SYSTEMS (SSDS). This award was a result of a strategic teaming effort with John J. McMullen Associates, Inc. Naval Architects and Marine Engineers. The next year's outlook for this new contract is good.

    The Company also continued its support to the NAVAL AIR SYSTEMS COMMAND providing engineering and technical services focusing on the identification and reduction of hazardous material when providing maintenance to weapons and associated handling and shipping equipment.

    Washington Operations continued its work as subcontractor providing administrative support to FOREIGN MILITARY SALES PROGRAMS. The Company's sales of Sun computers and equipment continued at a reduced level.

(A small picture appears on this page, captioned: U.S. Navy's Self Defense Test Ship.)

CONTRACT BACKLOG, CUSTOMERS,
AND COMPETITION

    As of June 30, 1996, the Company's contract backlog, including negotiated contract options, was approximately $24,841,000, compared with approximately $23,849,000 on June 30, 1995. Contract value backlog is converted to revenues by performance on funded delivery orders or contracted tasks within each contract or subcontract. Specific work activity is defined, scheduled and priced by individual delivery orders (D.O.s) or contracted tasks (C.T.s). The actual D.O. and C.T. backlog on June 30, 1996 was approximately $2,801,000, as compared with approximately $1,968,000 on June 30, 1995.
    The majority of the Company's total revenues were derived from contracts with the United States Government, principally agencies of the Department of Defense. Nearly all of these revenues were from contracts with the United States Navy. Should changes in procurement policies or further reductions in government expenditures occur, revenue and the income of the Company could be adversely affected. Government contracts are not seasonal, however, variations may occur due to funding from time to time.
    Nearly all of the Company's business is awarded through competitive procurements. The engineering and management services industry consists of hundreds of companies with which the Company competes and who can provide the same type of services. A great many of the Company's competitors are larger and have greater financial resources than the Company. The Company obtains much of its business on the basis of proposals to new and existing customers. Competition usually centers on successful past performance, technical capability, management, personnel experience and price. Cost-type contracts with United States Government agencies, such as the Department of the Navy, are all subject to audit by Government representatives. Most of the Company's contracts are of the cost-type.

                            LIQUIDITY AND WORKING CAPITAL

    The Company had working capital of $287,000 at June 30, 1996 compared to $52,000 at June 30, 1995. Contract receivables decreased by approximately $43,000 during 1996 despite the increase in sales. The Company was able to reduce its line of credit borrowings by $210,000 while its total accounts payable and accrued expenses increased by $64,000 in 1996. The Company's shareholders' equity increased by $266,000 in 1996 to $381,000. These improvements were primarily attributable to the net income of $128,000 generated in 1996 and the issuance of the 9% series B preference shares with a fair value of $140,000 as compensation to employees. Purchases of furniture and equipment increased to $45,000 in 1996 from $22,000 in 1995.
    The Company's primary source of liquidity had been a $500,000 revolving line of credit facility. The Company also finances a portion of its operations through leases. Management believes that the Company will have sufficient cash flow from operations and funds available under the revolving credit agreement to finance its operating and capital requirements during Fiscal Year 1997.
                                      * * * * *

FINANCIAL STATEMENTS

(Inserted on Pages 6, 7, 8 and 9 are Balance Sheets, Fiscal Years ended June 30, 1996 and June 30, 1995; Statements of Operations for Fiscal Years ended June 30, 1996, June 30, 1995, and June 30, 1994; Statements of Shareholders' Equity for Years ended June 30, 1996, June 30, 1995, and June 30, 1994; Statements of Cash
Flows for Years ended   June 30, 1996, June 30, 1995, and June 30, 1994, as
contained in the Company's Form 10-KSB for Fiscal Year ended June 30, 1996, previously filed with the SEC.)

NOTES TO FINANCIAL STATEMENTS

                        NOTE 1 - ORGANIZATION AND SUMMARY OF
                           SIGNIFICANT ACCOUNTING POLICIES

                                     ORGANIZATION
    SYS (the "Company") was incorporated in 1966 in the State of California. The Company provides management and technical services in systems planning, management and analysis, systems engineering, naval architecture, marine engineering, ordnance engineering, logistics analysis and engineering, operations analysis, design development, reliability engineering and analysis, hazardous materials reduction studies, computer systems analysis, office automation, information management systems and related support services. The Company also provides hardware integration and fabrication.

                                   USE OF ESTIMATES
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                                  REVENUE RECOGNITION
    Substantially all revenues are derived from contracts with the United
States Government. Revenues on fixed-price contracts are recorded on the percentage of completion method in the ratio that costs incurred bear to total estimated costs at completion. Revenues on cost-reimbursement contracts are recorded as costs are incurred and include estimated earned fees in the proportion that costs or hours incurred to date bear to total estimated costs or hours, respectively, as specified by each contract. Provisions for estimated losses on contracts are recorded as such losses become known.

                               FURNITURE AND EQUIPMENT
    Furniture and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 10 years. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the lease term. Furniture and equipment include assets under capital leases with a cost of $261,000 and $289,000 and accumulated amortization of $186,000 and $234,000 at June 30, 1996 and 1995, respectively.

                                   ASSET IMPAIRMENT
    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," ("SFAS No. 121"), effective for fiscal years beginning after December 15, 1995. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Management believes, based on current circumstances, that the adoption of SFAS No. 121 will not have a material impact on the Company's financial statements.

                            INCOME (LOSS) PER COMMON SHARE
    Income (loss) per common share is computed by dividing the net income or loss for the year, as adjusted for preferred dividend requirements, by the weighted average number of common shares and any dilutive common equivalent shares outstanding. The effects of the assumed conversion of the 4% convertible preferred stock, which is a common stock equivalent, and the 9% convertible preference stock have not been included in the computation of income (loss) per share in any year presented because such effects were either immaterial or antidilutive.

                                     INCOME TAXES
    The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

                            NOTE 2 - CONTRACT RECEIVABLES

Contract receivables consist of the following at June 30, 1996 and 1995:

                                 1996      1995
                                 ----      ----
Amounts billed, less
allowance for doubtful
accounts of $54,000            $446,000   $490,000

Recoverable costs and
accrued profit on progress
completed - not billed          348,000    269,000

Retentions, due upon
completion of contracts         138,000     94,000

Unrecovered costs subject
to future negotiation -
not billed, less allowance
for doubtful accounts
of $147,000                      55,000     91,000
                                 ------     ------

 Totals                        $987,000   $944,000
                               --------   --------
                               --------   --------


    At June 30, 1996, recoverable costs and accrued profit on progress completed--not billed consist of amounts billed in July 1996. The balances comprising receivables pursuant to retainage provisions will be due upon completion of the contracts and acceptance by the customer; based on the Company's experience with similar contracts in recent years, the balances at June 30, 1996 are expected to be collected in fiscal 1997 and 1998.
    Unrecovered costs subject to future negotiation--not billed consist primarily of revenues recognized on specific delivery orders within certain contracts whereby the costs incurred have exceeded the current funding limitation for the specific delivery order; however, the Company has not exceeded the cost limitations for the entire contract as a whole. The costs incurred in excess of specific funding limitations arose primarily as a result of actual indirect expense rates exceeding the bid rates. However, after an audit by the Defense Contract Audit Agency has been completed, the Company intends to request that the cost limitation on certain delivery orders be increased to cover the actual indirect expenses incurred and the cost limitations on completed delivery orders with funds still available within the same contract be decreased to the amount of costs actually incurred. Even though the government contracting officer is not legally obligated to abide by the Company's request, management believes that the amounts will be collected.

                           NOTE 3 - EFFECTS OF TERMINATION
                               OF ACQUISITION AGREEMENT

    During fiscal 1992, the Company entered into an agreement to purchase, among other items, certain contracts and related assets and liabilities of System Exploration, Inc. ("SEI"). The purchase of assets was contingent upon novation by the United States Government of a number of SEI's in process government contracts, proposals and lines of business. During the pendency of the novation process, the Company agreed to consolidate its bank line of credit with the bank debt of SEI. The consolidated loan was secured by the assets of both the Company and SEI. Due to incorrect representations on the part of SEI to the bank and the Company, the purchase agreement was rescinded by the Company in June 1992. During July 1992, the terms of the bank borrowings were amended to convert the outstanding debt into two loans that were originally due on December 21, 1992. One loan was provided to the Company through a $500,000 revolving line of credit that was renewed pursuant to subsequent agreements with the bank through September 3, 1996 (see Note 4). The second loan was for $1,777,000, which was related to the SEI assets (the "SEI asset loan"). The terms of the SEI asset loan were further amended to provide for its repayment from the proceeds collected from SEI's accounts receivable and contract claims, net of collection costs incurred by the Company. All SEI related assets held by the Company were pledged as collateral to secure the SEI asset loan.
    During the period from July 1992 to January 1995, the Company administered the collection of the SEI receivables for the benefit of the bank and reduced the total SEI asset loan to $1,105,000 at January 1995. During January 1995, the SEI asset loan and the security interest in the SEI accounts receivable and contract claims were, with agreement by the bank, assumed by an unrelated third party, without recourse to the Company and the Company agreed to continue to collect the receivables on a best efforts basis for a fee.
    The rescission of this purchase agreement caused the Company to incur substantial continuing legal related expenses and interest expense on debt not related to the Company's ongoing business operations. Rescission related expenses of $156,000 attributable to the results of litigation in 1996 and rescission related expenses of $389,000 and $181,000 in 1995 and 1994, respectively, attributable to the cost of litigation and interest on the SEI loan are included in other expenses in the accompanying statements of operations. Management does not believe that the Company will incur any material additional expenses related to the rescission subsequent to June 30, 1996.

                            NOTE 4 - NOTE PAYABLE TO BANK
                                 UNDER LINE OF CREDIT

    At June 30, 1996, the Company had outstanding borrowings of $98,000 under a $500,000 revolving line of credit provided by a bank which was due to expire on July 3, 1996 and was extended to September 3, 1996. Interest on outstanding borrowings was payable at 3.75% above a specified prime rate (an effective rate of 12% at June 30, 1996). Borrowings under the line of credit were limited to 80% of qualifying contract receivables and collateralized by substantially all of the assets of the Company.
    On August 29, 1996, the Company obtained a new $500,000 revolving line of credit from another bank which will expire on August 30, 1997. Interest on outstanding borrowings will be payable at 1.5% above a specified prime rate. Borrowings under the new line of credit will also be collateralized by substantially all of the assets of the Company. Among other things, the terms of the new line of credit agreement require the Company to maintain a ratio of total liabilities to tangible net worth of less than 9.5 and a ratio of current assets to current liabilities in excess of 1.0.

                                   NOTE 5 - LEASES

    The Company has noncancelable operating leases for its offices which expire at various dates through March 1998. Certain leases provide for increases in the minimum lease payments based on fluctuations in various price indices. Rent expense under all operating leases totaled $184,000, $278,000 and $213,000 in 1996, 1995 and 1994, respectively.
    The Company also leases certain computer and office equipment under capital leases which expire at various dates through June 1999.
    Annual future minimum lease payments under noncancelable operating and capital leases with initial terms of one year or more as of June 30, 1996 are as follows:
                   Operating           Capital
                    Leases             Leases
                    ------             ------

    1997          $198,000             $51,000
    1998            67,000              29,000
    1999                                 1,000
                                       -------
         Totals   $265,000              81,000
                   --------
                   --------
Less amounts
representing interest                    8,000
                                       -------
Present value of net
   minimum lease payments               73,000
Less current portion                    45,000
                                        ------
Long-term portion of capital
    lease obligations                  $28,000
                                       -------
                                       -------

                            NOTE 6 - STOCKHOLDERS' EQUITY

    At June 30, 1996, the Company had been authorized to issue up to 250,000 shares of nonvoting convertible preferred stock, with a par value of $0.50 per share, of which 110,000 shares had been issued. Cumulative dividends on such shares are payable at the annual rate of 4%. Each share is convertible into one share of common stock upon the payment of $6.50 per share and redeemable at the option of the Company at its par value plus accrued dividends. At June 30, 1996, cumulative dividends in arrears on the preferred stock totaled $3,000 ($0.03 per share). In the event of the Company's liquidation, the holders of the preferred stock are entitled to $0.50 per share plus all accumulated and unpaid dividends.
    The payments of cash dividends on the preferred stock, which totaled $2,000 in both 1996 and 1995 and $1,000 in 1994, were made outside the provisions of California law. However, the individual members of the Board of Directors have personally agreed to pay to the Company, on a pro rata basis, any amounts the Company is legally obligated to recover due to the payment of the dividends.

    At June 30, 1996, the Company issued 139,561 shares of non-voting convertible callable series B 9% preference stock with a par value of $1.00 per share, along with 5,100 shares of common stock in 1996 as compensation to employees; such shares had an estimated fair value of approximately $140,000.
    Cumulative dividends on such shares are payable semiannually at the rate of 9% per annum; however, the right of a holder to receive dividends on the 9% preference stock is subordinate to the right of a holder to receive dividends on the 4% Preferred Stock. Each Preference Share is convertible into two shares of Common Stock up to a maximum of 139,561 Common Shares and redeemable at the option of the Company at its par value plus accrued dividends. At June 30, 1996, there were no cumulative dividends in arrears on the Preference Stock. In the event of the Company's liquidation, the holders of the Preferred Stock are entitled to $1.00 per share plus all accumulated and unpaid dividends.

(A photograph appears on Page 13 of the Report, captioned: the U.S. Navy's Underway Replenishment Test Site, where equipment is developed, tested and modified.)

                                NOTE 7 - INCOME TAXES

    At June 30, 1996, the Company had Federal and state income tax net operating loss carryforwards of approximately $305,000 and $250,000, respectively. The difference between the Federal and state net operating loss carryforwards is primarily attributable to the 50% annual limit imposed by California on the amount of loss incurred that may be carried forward. The Federal and state tax loss carryforwards will begin to expire in 2008 and 1999, respectively, unless previously utilized. Pursuant to the provisions of the Internal Revenue Code, the utilization of Federal net operating loss carryforwards in future years may be subject to substantial annual limitations if a change of more than 50% in the ownership of the Company occurs.
    Significant components of the Company's deferred tax assets (there were no significant deferred tax liabilities) and a related valuation allowance as of June 30, 1996 and 1995 are shown below:

                                 1996             1995
                                 ----             ----
Deferred tax assets:
Net operating loss
carryforwards                  $121,000         $237,000
Other                           164,000           91,000
                              ---------        ---------
Total deferred tax
assets                          285,000           328,000

Valuation allowance
for deferred tax assets        (285,000)         (328,000)
                              ---------         ---------
Net deferred
tax assets                    $    -            $    -
                              ---------         ---------
                              ---------         ---------
    The Company has offset the deferred tax assets by an equivalent valuation allowance due to the uncertainties related to the extent and timing of its future taxable income.
    The expected Federal income tax provision (benefit), computed based on the Company's pre-tax income (loss) in 1996, 1995 and 1994 and the statutory Federal income tax rate, is reconciled to the actual tax provision reflected in the accompanying financial statements as follows:

                              1996           1995         1994
                              ----           ----         ----
Expected tax
provision
(benefit) at
statutory rates
                          $43,000       $(73,000)      $43,000

Increase (decrease)
resulting primarily
from change in
valuation allowance
for benefits from net
operating loss
carryforwards             (42,000)         74,000      (34,000)
                         --------        --------     --------
       Totals             $ 1,000         $ 1,000      $ 9,000
                         --------        --------     --------
                         --------        --------     --------

                               NOTE 8 - RETIREMENT PLAN

    The Company sponsors a deferred savings and profit sharing plan under
Section 401(k) of the Internal Revenue Code. Substantially all of its employees may participate in and make voluntary contributions to this defined contribution plan after they meet certain eligibility requirements. The Company has agreed to match 50% of each employee's contributions, provided the matching amount does not exceed 3% of the employee's annual compensation. The Board of Directors can authorize additional discretionary contributions by the Company. Contributions to the plan by the Company totaled approximately $36,000, $22,000 and $9,000 in 1996, 1995 and 1994, respectively.

                         NOTE 9 - RECOVERY OF NOTE RECEIVABLE

    During 1992, the Company wrote-off a note receivable totaling $95,000 which it considered uncollectible. During 1994, the amount written off, plus interest of $53,000, was collected and recorded as income.

                                NOTE 10- CONTINGENCIES

    The Company is a party to various legal proceedings. In the opinion of management, these actions are routine in nature and will not have any material adverse effect on the Company's financial statements in subsequent years.
                                       * * * *

 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders
SYS

We have audited the accompanying balance sheet of SYS as of June 30, 1996, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of SYS as of June 30, 1995, and for each of the two years then ended, were audited by other auditors whose report dated March 11, 1996, except as noted therein, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the financial position of SYS as of June 30, 1996, and its results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ J.H. COHN LLP
San Diego, California
September 5, 1996

SYS HISTORY
INCORPORATED IN CALIFORNIA IN 1966, SYS came about as a result of Dr. Lawrence Kavanau's vision for a highly capable, integrated systems management company. From its inception, SYS has bridged the disciplines of systems analysis, systems engineering and computer sciences to become an outstanding professional systems integration and management company. SYS became a public corporation in 1968. Company operations were initially headquartered in Los Angeles, moving to San Diego in 1984. Operations centers were established in Arlington, VA and Oxnard, CA to serve major clients.

IN FISCAL YEAR 1996 SYS MARKED ITS 30TH ANNIVERSARY--a year in which the company overcame past difficulties and emerged vibrant and growing. The company's business base continued expansion with award of a third prime contract at the Oxnard Operations Center.
                                        *****

Back cover of the Annual Report contains the following:
DIRECTORS
    Paul Anderson
    Robert Carroll
    Zoltan "Walt" Harasty
    Lawrence L.  Kavanau, Chairman
    W.  Gerald Newmin
    Charles H.  Werner

OFFICERS
    Lawrence L.  Kavanau,  Chief Executive Officer
                           Chief Financial Officer
    Charles E. Vandeveer, Vice President, Director of Operations, Oxnard Michael W. Fink, Vice President, Administration
    W.  Gerald Newmin, Secretary

TRANSFER AGENT
    ChaseMellon Shareholder Services
    Security Relations Department
    400 South HopeStreet, Fourth Floor
    Los Angeles, CA 90071
    (213) 553-9700

CORPORATE OFFICE
    6363 Greenwich Drive, Suite 200
    San Diego, CA 92122
    (619) 587-0484

OXNARD OPERATIONS
    1721 Pacific Avenue, Suite 210
    Oxnard, CA 93003
    (805) 486-4444

WASHINGTON OPERATIONS
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